UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Board nomination

April 7, 2014 – 10:00 a.m. CET

DELHAIZE GROUP ANNOUNCES NOMINATION OF JOHNNY THIJS AS

INDEPENDENT MEMBER OF THE BOARD OF DIRECTORS

BRUSSELS, Belgium, April 7, 2014 - Delhaize Group (Euronext Brussels: DELB, NYSE: DEG), the Belgian international food retailer, announces the nomination of Mr. Johnny Thijs to become an independent member of the Board of Directors.

At the Ordinary Shareholders’ Meeting, to be held on May 22, 2014, the Board of Directors of Delhaize Group will propose the appointment of Mr. Johnny Thijs as an independent director for a term of three years.

Mr. Thijs started his career in 1974 at Vanderelst N.V. (Rothmans group) as Product & Marketing Manager for Belgium. In 1981, he was named Marketing & Sales Manager at Masterfoods N.V. (Mars Inc.) for Belgium, the Netherlands, Germany and France. In 1986, he moved to Côte d’Or-Jacobs Suchard and five years later moved to Interbrew N.V. where he started as Executive Vice President before becoming CEO for Europe, Asia-Pacific and Africa from 1995 to 1999. In 2000, he was named CEO of Ter Beke. In 2002 Mr. Thijs joined Belgian Post, where he served as CEO until the end of February 2014. Mr. Thijs is currently Chairman of the Board of Directors of Spadel SA. He studied commercial sciences at the College of Economic Sciences of the University of Limburg, Belgium.

» Delhaize Group

Delhaize Group is a Belgian international food retailer present in nine countries on three continents. At the end of 2013, Delhaize Group’s sales network consisted of 3 534 stores. In 2013, Delhaize Group posted €21.1 billion in revenues and €226 million in net profit. At the end of 2013, Delhaize Group employed approximately 160 000 people. Delhaize Group’s stock is listed on NYSE Euronext Brussels (DELB) and the New York Stock Exchange (DEG).

This press release is available in English, French and Dutch. You can also find it on the website http://www.delhaizegroup.com. Questions can be sent to investor@delhaizegroup.com.

» Contacts

Investor Relations: +32 2 412 21 51

Media Relations: +32 2 412 86 69

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this press release and other written and oral statements made from time to time by Delhaize Group and its representatives, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future, including, without limitation, expected costs savings, the closing, conversion and opening of stores, the expected effect of the portfolio optimization, anticipated revenue and net profit growth, anticipated free cash flow generation, strategic options, future strategies and the anticipated benefits of these strategies and operating profit guidance, are “forward-looking statements” within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as “guidance,” “outlook,” “projected,” “believe,” “target,” “predict,” “estimate,” “forecast,” “strategy,” “may,” “goal,” “expect,” “anticipate,” “intend,” “plan,” “foresee,” “likely,” “will,” “should” or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors, including, but not limited to, changes in the general economy or the markets of Delhaize Group, in strategy, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate, open, convert or close stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize Group’s most recent Annual Report on Form 20-F and other filings made by Delhaize Group with the U.S. Securities and Exchange Commission, which risk factors are incorporated herein by reference. Delhaize Group disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, including operating profit guidance, or to make corrections to reflect future events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 8, 2014	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President